# FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP
801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2615

TELEPHONE: 202/662-0200
FACSIMILE: 202/662-4643

INTERNET ADDRESS:
MMOONEY@FULBRIGHT.COM

DIRECT DIAL NUMBER:
202/662-4678

HOUSTON
WASHINGTON, D.C.
AUSTIN
SAN ANTONIO
DALLAS
NEW YORK
LOS ANGELES
MINNEAPOLIS
LONDON
HONG KONG
MUNICH


August 30, 2002



**VIA MESSENGER DELIVERY**

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Sasol Limited
File No. 82-631

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby furnish to the Securities and Exchange Commission, on behalf of Sasol Limited, the following document:

Form CM15: Return of allotment of shares for the period
July 30, 2002 to August 1, 2002

Kindly acknowledge receipt of the enclosed material by date-stamping the attached copy of this letter and returning it to the waiting messenger. Please call me at (202) 662-4678 should you have any questions.



Sincerely,

Marilyn Mooney /SJR/

Marilyn Mooney

Enclosure

cc: Steven B. Pfeiffer

dlw 9/5

45220079.1

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

# Return of allotment of shares

[Section 93(3)]

Registration No. of company
**1979/003231/06**

RECD S.E.C.
AUG 3 0 2002
1086

Name of company **SASOL LIMITED**

1. Date of allotment of shares **30 July 2002 to 1 August 2002**

2. Authorized capital of company:

| No Par Value | | Par Value | | | |
|---|---|---|---|---|---|
| Number of Shares | Class of Shares | Number of Shares | Class of Shares | Nominal Amount of each share R | Authorized Capital R |
| 1 175 000 000 | Ordinary | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| 1 175 000 000 | Total | | | Total | |

3. Shares subscribed for in memorandum of association:

| No Par Value | | Par Value | | | |
|---|---|---|---|---|---|
| Number of Shares | Class of Shares | Number of Shares | Class of Shares | Nominal Amount of each Share R | Total Amount Paid-up R |
| 7 | Ordinary | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| Total: 7 | Total | | | Total | |

**To be completed by company.**

Acknowledgement of receipt of return of allotments, dated 29 August 2002

Name of company SASOL LIMITED

Postal address P O Box 5486
JOHANNESBURG 2000

| |
|---|
| Date of receipt by Registrar of Companies |
| Date of stamp of companies Registration Office |
| Registrar of Companies |

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

| No Par Value | | | | Par Value | | | |
|---|---|---|---|---|---|---|---|
| Number of Shares | Class of Shares | Issue Price per Share<br>R | Stated Capital<br>R | Number of Shares | Class of Shares | Nominal amount of each share<br>R | Amount of Issued paid-up Capital<br>R |
| 686 585 625 | Ordinary | 4,08 | 2 271 519 543 | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| Total: 686585625 | | Total | 2 271 519 543 | Total: 0 | | Total | |

Summary of issued capital prior to allotment:

Amount of issued paid-up capital

Stated capital — R 2 721 519 543,00

Premium account — *Before deduction of interim expenses, commission and cost of shares issued

Total issued capital — R 2 721 519 543,00

5. Shares comprising this allotment:

| No Par Value | | | | Par Value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of Shares | Class of Shares | Issue Price per Share<br>R | Stated Capital<br>R | Number of Shares | Class of Shares | Nominal amount of each Share<br>R | Premium on each share<br>R | Total amount of paid-up capital and premium, if any<br>R |
| 10 500 | Ordinary | 33,64 | 360 525 | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total: 10500 | | Total | 360 525 | Total: 0 | | | Total | |

6. (a) Shares alloted otherwise than for cash:

| No Par Value | | | | Par Value | | | | |
|---|---|---|---|---|---|---|---|---|
| Number of Shares | Class of Shares | Issue Price per Share<br>R | Deemed stated capital | Number of Shares | Class of Shares | Nominal amount of each share<br>R | Premium on each share<br>R | Total amount of capital deemed to be paid-up<br>R |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Total: 0 | | Total | | Total: 0 | | | Total | |

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

| Name of Allottee | Address of Allottee | Number of Shares | Description of Shares Allotted |
|---|---|---|---|
| SEE ATTACHED ADDENDUM | | | |
| | | | |
| | | | |
| | | | |

7. Issued Capital on Date of this Return:

| No Par Value | | | |
|---|---|---|---|
| Number of shares | Class of shares | Issue price per share<br>R | Stated capital<br>R |
| 666 868 725 | Ordinary | 2.59 | 2 721 519 543 |
| 10 500 | Ordinary | 33,64 | 360 525 |
| | | | |
| | | | |
| | Total: 666879225 | Total | 2 721 880 068 |

Issued Capital at Date of this Return:

| Par Value | | | | | |
|---|---|---|---|---|---|
| Number of Shares | Class of Shares | Nominal Amount of each share<br>R | Premium on each share<br>R | Total Premium Account<br>R | Total amount of paid-up capital excluding premium<br>R |
| | | | | | |
| | | | | | |
| | | | | | |
| | | | | | |
| Total; 0 | | | Total | | |

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital

Stated capital ________ R 2 721 880 068,00

Premium account ________

Total issued capital ________ R 2 721 880 068,00

Certified correct.

Date 29/08/2002 Signature ________

C MUTZURIS
COMPANY SECRETARIAL SERVICES MANAGER
SASOL LIMITED

*Rubber stamp of company, if any, or of secretaries.*

**Before deduction of interim expenses referred to in paragraph 4 and net expenses with the allotment of these 10 500 shares.*

# 30 JULY 2002 TO 1 AUGUST 2002

| DATE | NUMBER OF SHARES ISSUED | PRICE | SHARE CAPITAL PLUS COSTS | TOTAL STATED CAPITAL |
|---|---|---|---|---|
| Balance B/F | 16 195 900 | | 2 721 519 543,00 | 666 868 725,00 |
| 30/07/02 | 2 000 | 29,75 | 59 500,00 | 666 870 725,00 |
| 30/07/02 | 3 000 | 42,30 | 126 900,00 | 666 873 725,00 |
| 31/07/02 | 2 000 | 29,75 | 59 500,00 | 666 875 725,00 |
| 01/08/02 | 3 500 | 32,75 | 114 625,00 | 666 879 225,00 |
| **Sub Total** | **10 500** | **134,55** | **360 525,00** | |
| **Total** | **16 206 400** | **33,64** | **2 721 880 068,00** | **666 879 225,00** |

Received 08/30/2002 08:05 in 03:38 on line [6] for WO FAXPrinted08/30/2002 08:09 * Pg 7/9
Fulbright NY 8/30/02 8:04 : PAGE 7/9 RightFAX

Receipt of Share Sale
Schedule
Date: 30/7/02
Time: 15:10
Signature: [signature]

# ADDENDUM
# SASOL SHARE INCENTIVE SCHEME
# 30 JULY 2002

## ELECTRONIC ISSUE OF SHARES

| [illegible] | NAME | Postal Address | NUMBER OF SHARES | OFFER PRICE PER SHARE | TOTAL PURCHASE PRICE | ALLOTMENT DUTY | OFFER DATE |
|---|---|---|---|---|---|---|---|
| A967 | PUTTER, ANTON HEINRICH | P O BOX 6539, ANSFIERE, 1711 | 2000 | 29.75 | 59500.00 | 148.75 | 27-Feb-95 |
| [illegible] | | | 2000 | | 59500.00 | 148.75 | |
| A967 | PUTTER, ANTON HEINRICH | P O BOX 6539, ANSFIERE, 1711 | 3000 | 42.30 | 126900.00 | 317.25 | 29-Oct-99 |
| [illegible] | | | 3000 | | 126900.00 | 317.25 | |
| | | | | | | | |
| GRAND TOTAL | | | 5000 | | 186400.00 | 466.00 | |

APPROVED BY SHARE TRUST ADMINISTRATOR: pp [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
[signature]
31/07/02.
4h30.

Received 08/30/2002 08:05 in 03:38 on line [6] for WO FAXPrinted08/30/2002 08:09 * Pg 8/9
Fulbright NY 8/30/02 8:04: PAGE 8/9 RightFAX

Receipt of Share Sale Schedule
Date: 31/7/02
Time: 14:10
Signature: [signature]

# ADDENDUM
## SASOL SHARE INCENTIVE SCHEME
## 31 JULY 2002

### ELECTRONIC ISSUE OF SHARES

| [illegible]ON | NAME | Postal Address | NUMBER OF SHARES | OFFER PRICE PER SHARE | TOTAL PURCHASE PRICE | ALLOTMENT DUTY | OFFER DATE |
|---|---|---|---|---|---|---|---|
| EH12 | JORDAAN, EMILE | P O BOX 5173, SECUNDA, 2302 | 2000 | 29.75 | 59500.00 | 148.75 | 27-Feb-95 |
| 29.15[illegible] | | | 2000 | | 59500.00 | [illegible] | |
| GRAND TOTAL | | | 2000 | | 59500.00 | 148.75 | |

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Maatskappy Sekretariële
Dienste Bestuurder
SASOL BEPERK
10n00
01/08/02

Receipt of Share Sale Schedule
Date: 1/8/02
Time: 14:20
Signature: [signature]

# ADDENDUM
# SASOL SHARE INCENTIVE SCHEME
# 1 AUGUST 2002

## ELECTRONIC ISSUE OF SHARES

| [illegible] | NAME | Postal Address | NUMBER OF SHARES | OFFER PRICE PER SHARE | TOTAL PURCHASE PRICE | ALLOTMENT DUTY | OFFER DATE |
|---|---|---|---|---|---|---|---|
| E159 | DIEDERICKS, HENDRIK PETRUS | P O BOX 7668, SECUNDA, 2302 | 3500 | 32.75 | 114625.00 | 286.60 | 17-Jun-98 |
| [illegible] | | | 3500 | | 114625.00 | 286.60 | |
| | | | | | | | |
| GRAND [illegible] | | | 3500 | | 114625.00 | 286.60 | |

APPROVED BY SHARE TRUST ADMINISTRATOR: [signature]

C Mutzuris
Company Secretarial
Services Manager
SASOL LIMITED
02/08/02
08h00

Received 08/30/2002 08:05 in 03:38 on line [6] for WO FAXPrinted08/30/2002 08:09 * Pg 9/9
Fulbright NY 8/30/02 8:04: PAGE 9/9 RightFAX